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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*


                        CSG SYSTEMS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  126349 10 9
                        ------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No. 126349 10 9

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Neal C. Hansen

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     / / a
     / / b

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF               (5)  SOLE VOTING POWER          1,589,484
SHARES
BENEFICIALLY            (6)  SHARED VOTING POWER           -0-
OWNED BY
EACH                    (7)  SOLE DISPOSITIVE           1,589,484
REPORTING                    POWER
PERSON WITH             (8)  SHARED DISPOSITIVE            -0-
                             POWER

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,589,484

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     /X/

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.2%

12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

SCHEDULE 13 G

Item 1 (a)    Name of Issuer:

     CSG Systems International, Inc.

Item 1 (b)    Address of Issuer's Principal Executive Offices:

     7887 East Belleview Avenue:
     Suite 1000
     Englewood, Colorado 80111

Item 2 (a)    Name of Person Filing:

     Neal C. Hansen

Item 2 (b)    Address of Principal Business Office or, if none, Residence:

     7887 East Belleview Avenue:
     Suite 1000
     Englewood, Colorado 80111

Item 2 (c)    Citizenship:

     United States of America

Item 2 (d)    Title of Class of Securities:

     Common Stock

Item 2 (e)    CUSIP Number:

     126349 10 9

Item 3    If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable

Item 4 (a)    Amount Beneficially Owned:

     1,589,484* shares as of December 31, 1998

     *Includes 645,000 shares owned by Hansen Partnership, Ltd., of which Neal
     C. Hansen is the Managing General Partner, and 87,350 shares which may be acquired pursuant to options which are currently exercisable or become exercisable within 60 days after December 31, 1998. Does not include 51,204 shares owned by Olivia Hansen, Neal C. Hansen's wife, as to which Mr. Hansen has neither voting nor dispositive power.

Item 4 (b)    Percent of Class:

     6.2%


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                                                     Date:
                                                          -----------------
                                                           Page  of  page

 (b) Percent of Class

 (c) Number of shares as to which the person has:

      (i)   sole power to vote or to direct the vote - 1,589,484

      (ii)  shared power to vote or to direct the vote - 0

      (iii) sole power to dispose or to direct the disposition of - 1,589,484

      (iv)  shared power to dispose or to direct the disposition of - 0


Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         Not applicable

Item 9.  Notice of Dissolution of a Group:

         Not applicable

Item 10. Certification:

         Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  January 31, 1999.

                                       /s/ Neal C. Hansen
                                       ------------------------------------
                                       Neal C. Hansen